March 29, 2019

Qisen Zhang
Chief Financial Officer
Hexindai Inc.
13th Floor, Block C, Shimao
No. 92 Jianguo Road
Chaoyang District, Beijing 100020
People's Republic of China

       Re: Hexindai Inc.
           Form 20-F for Fiscal Year Ended March 31, 2018
           Filed July 30, 2018
           Form 6-K filed December 3, 2018
           File No. 001-38245

Dear Mr. Zhang:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended March 31, 2018

Item 4. Information on the Company
Our Technology and Risk Management System, page 58

1. We note your disclosure of your credit grading scores and system on pages 59 and 60, which appears to show that approximately 76% of your loan transaction volume is with borrowers with a credit grade of A or B. Subsequently, we note from your Form 6-K filed on February 28, 2019 that your net revenue for the three months ended December 31,
      2018 decreased by 95.6% compared to the three months ended December 31, 2017 due to implementation of stricter credit scoring standards, which downgraded the number of borrowers. In future filings, please revise your disclosures to address the following:
 Qisen Zhang
FirstName LastNameQisen Zhang
Hexindai Inc.
Comapany2019
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March 29, 2019 Page 2
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             Provide a detailed discussion of all the reasons leading you to implement stricter credit scoring standards, including the exact date that the new standards were implemented, and why it was necessary, considering that you previously disclosed 76% of your loan transaction volume was with borrowers having a credit grade of A or B. For example, ensure that your disclosure discusses whether the need to enforce stricter credit scoring standards was as a result of a change in regulatory requirements, communications of non-compliance by a governing body, difficulties with assessing credit grades under your previous system, whether there was a notable increase in the delinquency and charge-off rates of your existing borrowers, among other possible factors.

             Provide detailed disclosure of the processes you are implementing, including systems used, milestone dates and data migration of information, for your new credit scoring standards and specifically how the new processes are an enhancement to your previous processes. As part of your disclosure, explain why your previous credit scoring system was insufficient.

             Provide a reconciliation for how the previous credit grades will fit into your new credit scoring standards. For example, disclose how those borrowers that previously had a credit grade of A or B under your previous system would be classified under your new credit scoring standards.

             Given the significant decline in revenues due to stricter credit scoring standards, disclose whether the borrowers under your previous credit scoring system would be permitted as borrowers under your new credit scoring standards at all. In this regard, quantify the amount of revenue associated with borrowers in previous periods that would not meet your stricter credit scoring criteria currently in place.

             Disclose the number of borrowers that you have denied from participating on your platform since implementing the new credit scoring standards.
Item 5. Operating and Financial Review and Prospects
B. Liquidity and Capital Resources
M3+ Net Charge-Off Rates, page 110

2. In your future filings, please revise your disclosures to discuss how you use the M3+ Net
         Charge-Off Rates and its use for investors, including a discussion of the reasons driving the change in the charge-off rates from period to period.
Notes to the Consolidated Financial Statements
Note 4 - Loan Receivable, page F-24

3. We note that you have begun initiating loans through your consolidated VIE, Wusu,
 Qisen Zhang
FirstName LastNameQisen Zhang
Hexindai Inc.
Comapany2019
March 29, NameHexindai Inc.
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         beginning on January 1, 2018 and had a loans receivable balance of $28.7 million as of
         March 31, 2018, which has subsequently increased through December 31, 2018. We also note that you did not have an allowance for loan losses recognized on these loans as of
         March 31, 2018. In your future filings, please revise your disclosures to address the following:

             Disclose all information required by ASC 310-10-50 and other material information about your loans, including an aging analysis of your loan portfolio, specific terms of the loans, whether any loans are to related parties, any modifications of terms, accounting policy for those modifications, your troubled debt restructuring ("TDR")
             policy, performance and non-performance characteristics of the loan portfolio, your policy for placing loans on non-accrual status, and credit quality indicators.

             Expand the disclosures in your Critical Accounting Policies, Judgments and Estimates to provide specific details of all the critical factors you considered in your determination of the allowance for loan losses, including a specific discussion of each of the various credit quality indicators noted in the bullet point above, as well as your consideration of historical delinquency, charge-off and loss rates.

             Disclose a rollforward of your allowance for loan losses.

             Provide a similar level of disclosure on your receivables balance and determination of the allowance for doubtful accounts, which we note had a balance of $20.3 million as of September 30, 2018.
4. We note that there has been a shift in your business by operating a microlending business through Wusu, which has resulted in the significant increase in loans receivable on your balance sheet. Further, we note from your disclosure on page 54 that the maximum loan balance is RMB200 million and that the loans are to high quality borrowers from your previous borrower base. In your future filings, please revise your disclosures to address the following:

             Disclose in your MD&A the number of borrowers and number of loans outstanding through the microlending business. In addition, explain why those borrowers are no longer part of the borrower base on your platform, how you track them and whether any are related parties.

             Provide detailed disclosure in your MD&A explaining how this shift in business strategy is beneficial and in the best interest of your investors. In this regard, we note that the Company is earning 8% interest on the microlending loans and you charge no loan origination fees, whereas the loans on your platform have an interest rate of 10%
             - 13%, plus loan facilitation fees that you would also earn by facilitating more loans on
 Qisen Zhang
Hexindai Inc.
March 29, 2019
Page 4
             your platform. Given the lower interest rate and fees on the loans through
             Wusu, disclose in your future filings why it is a better use of the Company's capital to lend to borrowers through Wusu rather than loans to borrowers on your own platform, especially considering it is the same borrowers that were previously on your platform.

             Given that you have approximately USD $73.3 million of loans outstanding on your balance sheet as of December 31, 2018, explain how this reconciles with your statement of having a maximum loan balance of RMB200 million.
Form 6-K filed December 3, 2018

Exhibit 99.1, page 1

5. We note from your press release that you experienced a significant decrease in your net revenues (82.9% decrease) in the second quarter of fiscal year 2019 compared to the same period in fiscal year 2018. We also note that you attribute the decrease to the volume of credit loans facilitated through your marketplace, which was driven by a decrease in the number of credit loan borrowers from 20,675 in the second quarter of fiscal year 2018 to
         2,183 in the same quarter of fiscal year 2019. Please address the following items:

             Explain to us and revise your future filings to provide a sufficient and thorough narrative of the factors that caused this decrease.

             If the decreases were caused by changes in regulations promulgated by regulatory authorities, tell us which authority, regulation and specific requirement were the cause of such changes.

             Tell us if it was determined that your business practices were in violation of any existing or new regulations and when, if any, such violations became known.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Michael Henderson, Staff Accountant at 202-551-3364 or Robert
Klein, Staff Accountant at 202-551-3847 with any questions.



FirstName LastNameQisen Zhang                                  Sincerely,
Comapany NameHexindai Inc.
March 29, 2019 Page 4                                          Division of
Corporation Finance
FirstName LastName                                             Office of
Financial Services